UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-01204

HESS CORPORATION

(Exact name of registrant as specified in its charter)

1185 Avenue of the Americas

New York, New York 10036

Tel: (212) 997-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares, each representing a 1/20th ownership interest in a share of

8.00% Series A Mandatory Convertible Preferred Stock

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Hess Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HESS CORPORATION

Dated: January 17, 2020	By:	/s/ Timothy B. Goodell
Name: Timothy B. Goodell
Title: Senior Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.